AGM Group Holdings Inc.

1 Jinghua South Road

Wangzuo Plaza East Tower, Room 2112

Beijing 100020

People’s Republic of China 325025

September 28, 2017

Via E-Mail

Maryse Mills-Apenteng

Special Counsel

Office of Information Technologies and Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:	AGM Group Holdings Inc.

Amendment No. 3 to Registration Statement on Form F-1

Filed September 19, 2017

File No. 333-218020

Dear Ms. Mills-Apenteng:

We are in receipt of Staff’s verbal comments on September 26, 2017 regarding the above referenced filing. As requested by the Staff, we have provided responses to the questions raised verbally by the Staff. For your convenience, the summarized matters are listed below, followed by our responses:

1.	We note that you are a controlled company. Please include disclosure and risk factors that you may elect to rely on the “controlled company” exemption under the NASDAQ Capital Market rules.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have include disclosure under “Risk Factors” and “Management” that we are a controlled company and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors to be independent, as defined in The NASDAQ Capital Market rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors.

We hope this response has addressed all of the Staff’s comments. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@ortolirosenstadt.com or jye@ortolirosenstadt.com.

AGM Group Holdings Inc.

By:	/s/ Wenjie Tang
Name:	Wenjie Tang
Title:	Chief Executive Officer